EXHIBIT 21
ASHWORTH, INC.
SUBSIDIARIES OF THE REGISTRANT.

State or other jurisdiction
Name of subsidiary	of incorporation or organization
Ashworth Store I, Inc.	Delaware
Ashworth Store II, Inc.	Delaware
Ashworth Store III, Inc.	Delaware
Ashworth EDC, LLC	Delaware
Ashworth Acquisition Corp	Delaware
Gekko Brands, LLC	Alabama
Kudzu, LLC	Alabama
The Game, LLC	Alabama
Ashworth U.K., Ltd.	England